[LOGO OMITTED]   Koor Industries Ltd.


KOOR INDUSTRIES LTD. REPORTS CONSOLIDATED RESULTS FOR
THE FOURTH QUARTER AND YEAR 2004

- Net Income for year 2004 $33.7 million - up 212% from 2003
- Net Income for the fourth quarter 2004 $4 million - up 52% from the fourth quarter 2003
- Improvement in annual and quarterly profit margins

ROSH HA'AYIN, Israel - March 29, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the fourth quarter and year ended December 31, 2004.

FOURTH QUARTER 2004 RESULTS
Net income for the quarter increased 52% to $4 million or $0.25 per diluted ordinary share and $0.05 per American Depositary Share ("ADS"), compared to $2.7 million or $0.17 per diluted ordinary share and $0.03 per ADS for the fourth quarter last year.

Net income for the quarter included several one time items: a one time income of $15.9 million due to the recording of a deferred tax asset following the sale of
15.9 million shares of Makhteshim Agan Industries (TASE: MAIN) ("Makhteshim Agan") in the first quarter of 2005. Additional one time items include restructuring and other charges at Telrad Networks ("Telrad"), and write off of part of the excess of cost over book value of the shares of Tadiran Communications (TASE: TDCM), ("TadCom"), acquired during the fourth quarter, that was allocated to In-Process-R&D, all totaling $13 million in charges.

Operating profit from consolidated companies (not including ECI Telecom (NASDAQ:
ECIL)), which is accounted for on an equity basis) for the fourth quarter was $67.7 million, a 26% increase compared to $53.7 million for the same period in 2003. The increase in the operating profit is mainly due to an increase in the operating results of Makhteshim Agan and Sheraton Moriah Israel ("SMI") offset by Telrad's operating loss. Operating profit as a percent of revenues was 12% for the fourth quarter this year and last year.

Revenues from consolidated companies for the third quarter totaled $557.0 million, a 26% increase compared to $440.5 million for the fourth quarter of 2003. The increase in revenues is mainly due to a substantial increase in the revenues of Makhteshim Agan and a slight increase of the SMI hotel chain's revenues, partially offset by a decline in the revenues of Telrad Networks and the Elisra Group.

Following the sale of 4% of Makhteshim Agan in February 2005, Koor will no longer consolidate the results of Makhteshim Agan from January 1, 2005, and will record Makhteshim Agan's results on an equity basis from that moment onwards.

Commenting on the results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "This quarter we continued to strengthen our portfolio and identify new growth drivers. We completed the purchase of the controlling shares of Tadiran Communications, a leader in communications equipment, and we announced the initiation of Israel's large private defense companies' consolidation process. In February 2005 we continued to monetize on the strong appreciation in value of Makhteshim Agan Industries and sold 4% in the company generating $85.5 million in cash and creating a capital gain of approximately $46 million".

Yuval Yanai, Senior Vice President and CFO, noted: "We continue to work to enhance and restructure our financial position with a view to freeing resources for new investments. In February 2005 we repaid $85.5 million in bank debt following the sale of the Makhteshim Agan Shares, this transaction represented

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an additional step towards reducing our corporate finance expenses. As a result of our improved financial position, Ma'alot, the Israel Securities Rating Co. Ltd., upgraded our rating from A to A+.

Regarding the latest sale of the block of Makhteshim Agan shares, Mr. Yanai said: "Starting January 2005, our financial results will better resemble those of an investment company since, as announced, we will no longer consolidate the results of Makhteshim Agan in Koor's financial results but instead records its results on an equity basis."

Jonathan Kolber continued "In addition to these measures aimed at giving us the necessary resources for new investments, we also worked closely this quarter with our current portfolio to enhance value. Makhteshim Agan continues to set new records with strong growth in all parameters. ECI Telecom recorded its first full year of profit since the telecom challenges began. Elisra continues to generate international orders, increasing its focus on the international markets. Recently, Elisra presented its new and innovative products for the battlefield of tomorrow. We continue to work closely with our partners Fortissimo Capital in Telrad restructuring and refocusing the company in order to position it as a telecom design house serving local and international companies. All in all this has been a good year for the group and we look forward to continuing to enhance the value of our portfolio in 2005 by identifying opportunities within, and beyond, our portfolio of assets"

Accounting changes in the fourth quarter
Following the sale of 19.5% of Koor's holding in Telrad Networks ("Telrad") to Fortissimo Capital ("Fortissimo") on November 15, 2004, which represented the first closing of the transaction, accounting-wise Koor partially consolidated (80%) Telrad's results in the fourth quarter of 2004. In addition, following the sale of 19% of Knafaim Arkia in the third quarter, starting from the fourth quarter of 2004 Koor no longer records the results of Knafaim Arkia according to the equity method, and accounts for the holding according to the cost basis. In addition, following completion of the acquisition of 33% of the voting capital of TadCom, in the fourth quarter of 2004 Koor began recording the results of TadCom according to the equity method.

FULL YEAR 2004 RESULTS
Net Income for the year increased substantially to $33.7 million or $2.05 per diluted ordinary share and $0.41 per American Depositary Share ("ADS"), compared to the $10.8 million or $0.68 per diluted ordinary share and $0.14 per ADS for 2003.

Net income for 2004 includes a $22 million capital gain, net of the realization of a deferred tax asset of a $13 million recorded in 2003, from the sale of 27 million of shares of Makhteshim Agan held by Koor. Net income also includes the $9.5 million net capital gain from the sale of 19% of Knafaim Arkia, and restructuring and other charges at Telrad Networks.

Operating profit from consolidated companies for the year was $288.5 million, an increase of 39% compared to $208.1 million for 2003. Operating profit as a percent of revenues for the year was 13%, compared to 12% for 2003.

Revenues from consolidated companies for 2004 totaled $2,142.2 million, a 20% increase compared to $1,785.2 million for 2003.

RESULTS OF KEY HOLDINGS*

TELECOMMUNICATIONS

ECI Telecom (in accordance with US GAAP) Revenues for the fourth quarter totaled $139.7 million, a 36% increase compared to $103.1m in the fourth quarter of 2003. Operating income for the quarter totaled $7.0 million, compared to an operating loss of $2.3 million in the fourth quarter of 2003. Net profit for the quarter totaled $8.9 million, compared to a net loss of $13.6 million (including ECTel) in the fourth quarter last year.

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Revenues for 2004 totaled $496.7 million, a 27% increase compared to $392.6 million last year. Operating profit for the year was $14.4 million compared to an operating loss of $32.2 million for 2003. Net profit for the year was $10.2 million, compared to a net loss of $71.0 million last year (including ECTel).

Telrad Networks (partially consolidated 80%, fourth quarter 2003 - 100%) Revenues for the fourth quarter totaled $26.9 million, compared to $34.7 million for the fourth quarter of 2003, a 22% decline. Operating loss for the quarter was $8.3 million compared to a $0.9 million operating profit in the fourth quarter of 2003. Net loss for the quarter was $17.3 million compared to a slight $0.1 million net profit in the fourth quarter of 2003. The operating loss and net loss for the quarter included several one time items including restructuring charges following the implementation of the restructuring and refocusing plan.

Revenues for the year totaled $114.4 million, compared to $152.3 million for 2003, a 25% decline. Operating loss for the year was $15.8 million compared to a $3.0 million operating profit last year. Net loss for the year was $36.3 million compared to $1.3 million net profit for 2003. The 2004 annual net loss includes several one time items.

During the third quarter Koor Industries signed an agreement to sell 39% of its holding in Telrad to Fortissimo Capital ("Fortissimo"), a technology private equity firm, for $21 million. In November 2004, Koor and Fortissimo closed the first part of the transaction with Fortissimo transferring $10.5 million. Yuval Cohen, Managing Partner of Fortissimo was also nominated active Chairman and CEO of Telrad.

AGROCHEMICALS
Makhteshim-Agan Industries
Revenues for the fourth quarter totaled $410.4 million, a 40% increase compared to $293.5 million for the same period in 2003. Operating profit for the quarter was $70.4 million compared to $49.6 million in the same period in 2003, a 42% increase. Operating profit as a percent of revenues was 17% in both periods. Net profit for the quarter increased 77% to $42.5 million, compared to $24.0 million for the fourth quarter of 2003.

Revenues for 2004 totaled $1,539.7 million, a 31% increase compared to $1,177.3 million for 2003. Operating profit for the year totaled $289.2 million, or 19% of revenues, compared to $212.4 million, or 18% of revenues in 2003, a 36% increase. Net profit for 2004 increased 61% to $165.5 million, compared to $102.8 million in 2003.

Following the sale of approximately 4% of Makhteshim Agan in February 2005, Koor will no longer consolidate the results of Makhteshim Agan from January 2005 onwards and will instead account for the results on an equity basis.

DEFENSE ELECTRONICS
Elisra Group
Revenues for the fourth quarter totaled $66.6 million, compared to $71.5 million in the fourth quarter of 2003. Operating profit for the quarter totaled $1.1 million compared to an operating loss of $3.1 million last year. Net profit for the quarter totaled $0.9 million compared to a net loss of $2.3 million for the fourth quarter last year.

Revenues for 2004 totaled $260.2 million, compared to $282.3 million in 2003, an 8% decline. Operating profit for the year was $3.9 million, compared to an $8.6 million operating loss in 2003. Net profit for 2004 was $1.8 million, compared to a $ 3.5 million net loss last year. Excluding the one-time charge recorded in the second quarter of 2004 relating to the restructuring measures implemented at Tadiran Electronic Systems, Elisra generated an operating profit of $5.8 million and a net profit of $3.7 million for 2004. Net loss for the fourth quarter and full year of 2003 included the results of divested BVR Systems.

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Tadiran Communications
During the fourth quarter Koor completed the acquisition of approximately 33% of the voting rights (32% of the outstanding capital) of TadCom for approximately $145 million.
Revenues for the fourth quarter totaled $79.9 million, a 17% increase compared to $68.1 million for the same period in 2003. Operating profit for the quarter was $15.3 million, or 19% of revenues, compared to $8.1 million, or 12% of revenues in the same period in 2003, an 89% increase. Net profit for the quarter increased 44% to $11.1 million, compared to $7.7 million for the fourth quarter of 2003.

Revenues for 2004 totaled $316.0 million, a 16% increase compared to $272.2 million for 2003. Operating profit for the year totaled $65.4 million, or 21% of revenues, compared to $39.6 million, or 15% of revenues in 2003, a 65% increase. Net profit for 2004 increased 54% to $47.7 million, compared to $31.1 million for 2003.

* Our Key Holdings' results are presented as published. Differences may occur during consolidation given accounting principles and currency translation differences.

Conference call details:
Date:                March 30, 2005
Time:                11:00 am EDT (17:00 UK, 18:00 Israel)
United States phone: 1-866-860-9642   Canada phone:            1-866-485-2399
UK phone:            0-800-917-5108   Israel or International: 972 (0)3 918 0600
Replay no. (until April 30, 2005): 1 888 269 0005 (US), +972 (0)3 925 5929
(International) or on Koor's website under 'Investor Relations' - www.koor.com
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**************        Financial       Tables        Follow        **************
About Koor
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through Tadiran Communications (TASE: TDCM) and the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital ("KCVC"). Koor's ADSs (American Depositary
Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.,
Tel. +9723 9008 310
or Fiona Darmon - Director of Corporate Communications, Koor Industries Ltd., Tel. +9723 9008 417

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.

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Koor Industries Ltd.                                                            (AN ISRAELI CORPORATION)
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Condensed Consolidated Statements of Operations


                                                                               Year ended December 31
                                                                            2004                2003              2002
                                                             -------------------  ------------------  ----------------
                                                                         Audited             Audited           Audited
                                                             -------------------  ------------------  ----------------
                                                                              Convenience translation
                                                                              -----------------------
                                                                            (U.S. dollars in thousands)
                                                                            ---------------------------

Revenue from sales and services                                        2,142,218            1,785,151        1,648,048
Cost of sales and services                                             1,459,536            1,251,844        1,233,932
                                                             -------------------   ------------------  ---------------
Gross profit                                                             682,682              533,307          414,116
Selling and marketing expenses                                           272,099              218,305          189,131
General and administrative expenses                                      122,099              106,951          113,595
                                                             -------------------   ------------------  ---------------
Operating earnings                                                       288,483              208,051          111,389
Financing expenses, net                                                   62,990               52,971           94,809
Other income (expenses), net                                            (18,282)             (51,003)            1,352
Transfer to statement of income of translation differences
of autonomous investee in voluntary liquidation                                -                   -          (90,738)
                                                             -------------------   ------------------  ---------------
Earnings (loss) before income tax                                        207,211              104,077         (72,806)
Income tax                                                                66,643               19,817           32,771
Group's equity in the operating results of
affiliates, net                                                          (6,427)             (26,421)         (58,517)
Minority interest in consolidated
company's results, net                                                 (100,485)             (47,077)        (13,939 )
                                                             -------------------   ------------------  ---------------
Net earnings (loss)                                                       33,656               10,762         -178,034
                                                             ===================   ==================  ===============


Basic earning per Ordinary Share (in $):
---------------------------------------
Per Share                                                                   2.05                 0.68           -11.73
                                                                            ----                 ----           ------
Per ADS                                                                     0.41                 0.14            -2.35
                                                                            ----                 ----            -----

Number of shares used for calculating
EPS (in 000)                                                              16,381               15,717           15,173

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

Koor Industries Ltd.                                                            (AN ISRAELI CORPORATION)
------------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Balance Sheets as at
                                                                    December 31             December 31
                                                                           2004                    2003
                                                               -----------------       -----------------
                                                                        Audited                 Audited
                                                               -----------------       -----------------
Assets                                                                 Convenience translation
Current assets:                                                      (U.S. dollars in thousands)
Cash and cash equivalents                                               143,294                 137,744
Short-term deposits and investments                                      96,673                  85,146
Trade receivables                                                       504,549                 476,430
Other accounts receivable                                               122,791                 104,961
Assets designated  for sale                                               9,695                   9,871
Inventories                                                             532,703                 437,732
                                                               -----------------       -----------------
Total current assets                                                  1,409,705               1,251,885

Investments and Long-Term Receivables
Investments in affiliates                                               319,211                 219,072
Other investments and receivables                                       113,517                 112,206
                                                               -----------------       -----------------
                                                                        432,728                 331,279
Fixed assets, net                                                       662,235                 679,760
Other assets, net                                                       547,228                 492,359
                                                               -----------------       -----------------
                                                                      3,051,896               2,755,282
                                                               =================       =================

Liabilities and Shareholders` Equity
Current liabilities:
Credits from banks and others                                           403,541                 366,156
Trade payables                                                          387,060                 311,695
Other payables                                                          317,883                 294,851
Customer advances, net                                                   49,027                  36,314
                                                               -----------------       -----------------
Total current liabilities                                             1,157,512               1,009,016

Long-term liabilities
net of current maturities:
Bank loans                                                              512,557                 697,851
Other loans                                                              30,877                  26,345
Convertible debentures consolidated company                             150,000                       0
Customer advances                                                        33,000                  45,054
Deferred taxes                                                           55,819                  46,376
Liability for employee severance benefits, net                           45,768                  44,569
                                                               -----------------       -----------------
Total long-term liabilities                                             828,021                 860,195

Convertible debentures of consolidated company                           38,322                  78,986
Minority Interest                                                       592,464                 403,094
Shareholders` Equity                                                    435,577                 403,991
                                                               -----------------       -----------------
Total Liabilities and Shareholders' Equity                            3,051,896               2,755,282
                                                               =================       =================

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